Interpace Diagnostics Group, Inc.

Morris Corporate Center 1, Building A

300 Interpace Parkway, Parsippany, NJ 07054

June 13, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Interpace Diagnostics Group, Inc.
Registration Statement on Form S-1
Filed May 22, 2017
(File No. 333-218140)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Interpace Diagnostics Group, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-218140) filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2017, as amended by Pre-Effective Amendment No. 1, as filed with the Commission on June 7, 2017 and Pre-Effective Amendment No. 2, as filed with the Commission on the date hereof, be accelerated so that the registration statement becomes effective at 4:00 p.m. Eastern Time, on June 14, 2017, or as soon thereafter as practicable.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the registration statement. The Registrant hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please contact Merrill M. Kraines, Esq. of Pepper Hamilton LLP, counsel to the Registrant, at (212) 808-2711.

Very truly yours,

Interpace Diagnostics Group, Inc.

By:	/s/ Jack E. Stover
Jack E. Stover
President and Chief Executive Officer